SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

FINAL SUMMARY VOTING MAP

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 30, 2020, AT 9:00 A.M.

São Paulo, April 30, 2020 - GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”), pursuant to CVM Instruction No. 481/09, makes available its final summary voting map.

1.       At the Annual Shareholders’ Meeting:

Description of Resolution	Vote	Number of common shares
1. Do you approve the Company’s Management report, the balance sheet, and the financial statements for the fiscal year ended December 31, 2019?	Approve	8,904,974
	Abstain	36,163,374
	Reject	2,536,091
2. Do you approve the allocation of results for the fiscal year ended December 31, 2019?	Approve	11,515,250
	Abstain	36,082,867
	Reject	6,322
3. Do you approve Management’s overall compensation for the fiscal year of 2020, according to the Management Proposal?	Approve	38,612,074
	Abstain	3,883,344
	Reject	5,109,021
4. Do you ratify the election of Board members João Antonio Lopes Filho and Denise dos Passos Ramos for the Board of Directors, with a term of office to coincide with other board members elected in 2019?	Approve	43,704,609
	Abstain	3,881,240
	Reject	18,590

2.       At the Extraordinary Shareholders’ Meeting

Description of Resolution	Vote	Number of common shares
1. Do you approve the capital decrease, to absorb the Company’s accumulated losses?	Approve	43,707,439
	Abstain	3,880,202
	Reject	16,798

São Paulo, April 30, 2020.

GAFISA S.A

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer